                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)


                             GREY GLOBAL GROUP INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
        Limited Duration Class B Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   39787M 108
                                   39787M 207
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                                 (CUSIP Number)

                                 Edward H. Meyer
                           c/o Grey Global Group Inc.
                      777 Third Avenue, New York, NY 10017
                                 (212) 546-2000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                              John G. Finley, Esq.
                         Simpson Thacher & Bartlett LLP
                               425 Lexington Ave.
                            New York, New York 10017

                               September 11, 2004
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

CUSIP NO. 39787M 108 (COMMON STOCK)
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward H. Meyer
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
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                    7    SOLE VOTING POWER

                         None
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             149,158 shares
      EACH
   REPORTING             50,000  shares (issuable upon exercise of
  PERSON WITH                    exercisable stock options)
                         6,771   shares held in Employee Stock Ownership Plan
                                 (beneficial ownership disclaimed)
                    ------------------------------------------------------------
                    9
                         SOLE DISPOSITIVE POWER

                         132,182 shares

                         50,000 shares (issuable upon exercise of exercisable
                         stock options)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         16,976  shares
                    ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    149,158 shares
                    50,000 shares (issuable upon exercise of exercisable stock options)
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                    [X]
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13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.8% (16.4%, including the 50,000 shares issuable upon
                    exercise of options)
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       IN
--------------------------------------------------------------------------------

CUSIP NO. 39787M 207 (CLASS B STOCK)
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward H. Meyer
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                 N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER


    NUMBER OF              None
      SHARES        ------------------------------------------------------------
  BENEFICIALLY      8      SHARED VOTING POWER
    OWNED BY
      EACH
   REPORTING               135,617 shares
  PERSON WITH
                           56,944  shares held in Employee Stock Ownership Plan
                                   (beneficial ownership disclaimed)
                    ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER


                           135,617  shares
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    135,617 shares
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                [X]
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    59.1%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       IN
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
ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 15 hereby amends and supplements the Statement on
Schedule 13D, dated as of June 6, 1976, filed by Edward H. Meyer, as amended by Amendments No. 1 through 14 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock"), and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is amended by deleting the last paragraph thereof and inserting the following in lieu thereof:

         On September 11, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with WPP Group plc ("WPP") and Abbey Merger Corporation, a wholly-owned subsidiary of WPP ("Merger Sub"). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub with Merger Sub continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of WPP (the "Merger"). In connection with the Merger Agreement, Mr. Meyer entered into a Voting Agreement with WPP and Merger Sub (the "Voting Agreement").

         Pursuant to the Voting Agreement, with respect to the Shares beneficially owned by him (including any Shares over which Mr. Meyer acquires beneficial ownership after the date of the Voting Agreement and Shares beneficially owned by him as of the applicable record date that are issued upon exercise of his outstanding options as of September 11, 2004, but excluding any Shares beneficially owned by him solely by reason of his membership on the committee responsible for the administration of the Company's Employee Stock Ownership Plan (the "ESOP") and any Shares issuable upon exercise of his outstanding options as of September 11, 2004 which have not been issued prior to the applicable record date), Mr. Meyer has agreed that, during the period from and including September 11, 2004 through and including the earliest to occur of
(a) the approval and adoption of the Merger Agreement by the stockholders of the Company in accordance with requisite votes required by the Merger Agreement and
(b) the termination of the Merger Agreement in accordance with its terms (the "Voting Period"), he will vote or execute consents with respect to such Shares at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of the stockholders of the Company at or in connection with which any of the stockholders of the Company vote or execute consents with respect to any of the following matters, (1) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (2) against (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement or of Mr. Meyer contained in the Voting Agreement, (ii) any action, proposal, transaction or agreement involving the Company that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement, (iii) any Acquisition Proposal (as defined below) made prior to the termination of the Merger Agreement (other than by WPP) and (iv) any amendment to the Company's certificate of incorporation or by-laws.

         In connection with the performance of Mr. Meyer's obligations under the Voting Agreement, Mr. Meyer irrevocably appointed WPP and any designee thereof as his proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period to the extent described above and agreed not to grant any other proxy, power of attorney or other authorization with respect to any Shares beneficially owned by him that is inconsistent with his obligations pursuant to the Voting Agreement described above. The power of attorney granted by Mr. Meyer is a durable power of attorney and will survive the bankruptcy, death or incapacity of Mr. Meyer. The proxy and power of attorney granted by Mr. Meyer pursuant to the Voting Agreement will terminate only upon the expiration of the Voting Period.

           In addition, Mr. Meyer has agreed that he will not, and will not permit any person, directly or indirectly, during the Voting Period to, (1) convert any shares of Class B Stock beneficially owned by him (excluding any Shares beneficially owned by him solely by reason of his membership on the committee responsible for the administration of the ESOP) into shares of Common Stock; (2) transfer any Shares beneficially owned by him (other than any Shares issuable upon exercise of existing options) other than (i) transfers upon the death of Mr. Meyer pursuant to the terms of his trust or will or by the laws of intestate succession (if such transferee executes an agreement to be bound by the Voting Agreement to the same extent as Mr. Meyer), (ii) transfers to certain permitted transferees who agree to be bound by the Voting Agreement, (iii) transfers in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligation arising from the exercise of any stock option required under Mr. Meyer's employment agreement with the Company and WPP (as more fully described in Item 6 below), (iv) the transfer of Shares held by the Edward & Sandra Meyer Foundation Inc. (the "Meyer Foundation") or (v) the conversion of such Shares into the right to receive the merger consideration pursuant to the Merger Agreement ; or (3) deposit any Shares beneficially owned by him in a voting trust or subject any of such Shares to any arrangement or agreement with any person (other than WPP) with respect to the voting or the execution of consents with respect to any such Shares that could restrict his ability to comply with and perform his covenants and obligations to vote or execute consents pursuant to the Voting Agreement.

         Furthermore, Mr. Meyer has agreed that, subject to certain exceptions, during the Voting Period, he will not, and will not permit any of his representatives to, directly or indirectly, (1) initiate, solicit or knowingly facilitate or encourage, or respond to, any inquiries with respect to, or the making, submission or reaffirmation of, any Acquisition Proposal; (2) engage in any discussions, negotiations or other communications relating to an Acquisition Proposal; or (3) furnish to any person, or provide any person with access to, any confidential information with respect to the Company, the Merger Agreement, the Voting Agreement or any agreement entered into by WPP, the Company and/or Mr. Meyer in connection therewith. Additionally, Mr. Meyer has agreed to provide WPP with prompt written notice of his receipt of any Acquisition Proposal (including any reaffirmation of any Acquisition Proposal first made prior to the date of the Voting Agreement) or any request for non-public information and to promptly (and in any event within 24 hours) keep WPP informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal or request for non-public information. In addition, Mr. Meyer has waived any rights of appraisal or rights to dissent from the Merger or the adoption of the Merger Agreement that he may have under applicable law.

         "Acquisition Proposal" means any proposal or offer with respect to a tender offer or exchange offer, merger, reorganization, share exchange, consolidation or other business combination involving the Company and its subsidiaries or any proposal or offer to acquire in any manner an equity interest representing a 20% or greater economic or voting interest in the Company, or the assets, securities or ownership interests of or in the Company or any of its subsidiaries representing 20% or more of the consolidated assets of the Company and its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement.

         Pursuant to the Voting Agreement, Mr. Meyer has agreed that he will not
(1) enter into any agreement, commitment, letter of intent, agreement in principle, or understanding with any person or take any other action that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, his covenants and obligations under the Voting Agreement; or (2) take any action that could restrict or otherwise affect his legal power, authority and right to comply with and perform his covenants and obligations under the Voting Agreement.

         The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the election of Mr. Meyer in his sole discretion to terminate the Voting Agreement promptly following any amendment of any term or provision of the original unamended Merger Agreement that reduces or changes the form of the consideration payable pursuant to the Merger Agreement or otherwise amends such Merger Agreement in a manner adverse to Mr. Meyer in a material respect.

         Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, the directors of the Company will submit their resignations and the directors of Merger Sub immediately prior to the effective time of the Merger will be the initial directors of the Surviving Corporation. Prior to the effective time of the Merger, WPP and Merger Sub will take all necessary action to elect or appoint the officers of the Company (other than those who WPP determines will not remain as officers of the Surviving Corporation) immediately prior to the effective time of the Merger as officers of the Surviving Corporation. In addition, upon the effective time of the Merger, the certificate of incorporation and by-laws of Merger Sub will be the certificate of incorporation and by-laws of the Surviving Corporation.

         Following the effective time of the Merger, it is contemplated that the Common Stock will cease to be authorized to be quoted on the Nasdaq National Market and the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         This Amendment No. 15 to the Statement on Schedule 13D is being filed to reflect Mr. Meyer's support of the Board of Directors' decision to recommend that the Company's stockholders adopt the Merger Agreement, to describe Mr. Meyer's obligations under the Voting Agreement and to confirm Mr. Meyer's intent to fulfill those obligations.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement , which is included as Exhibit 18 to this
Schedule 13D and the Voting Agreement, which is included as Exhibit 19 to this
Schedule 13D. The Merger Agreement and the Voting Agreement are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

         As of September 11, 2004, Mr. Meyer beneficially owned 149,158 shares of Common Stock (excluding any shares that are issuable upon the exercise of Mr. Meyer's options to purchase shares of Common Stock and Shares beneficially owned by him solely by reason of his membership on the committee responsible for the administration of the ESOP), representing approximately 12.8% of the Common Stock outstanding, and 135,617 shares of Class B Stock (excluding Shares beneficially owned by him solely by reason of his membership on the committee responsible for the administration of the ESOP), representing approximately 59.1% of the Class B Stock outstanding. For purposes of this Item 5, unless otherwise indicated, percentages of outstanding shares are based on the number of shares outstanding as of September 11, 2004.

         As more fully described in Item 6 below, Mr. Meyer has been granted two issuances of options to purchase shares of Common Stock. On November 26, 1996, the Company granted Mr. Meyer the 1996 Option (as defined in Item 6) to purchase 20,000 shares of Common Stock at an exercise price of $235.00 per share. The 1996 Option, by its terms, became exercisable as to 6,666 shares as of the 1996 Effective Date (as defined in Item 6), as to an additional 6,667 shares on the first anniversary of the 1996 Effective Date and as to the final 6,667 shares on the second anniversary of the 1996 Effective Date. On January 23, 1998, the Company granted Mr. Meyer the 1998 Option (as defined in Item 6) to purchase 30,000 shares of Common Stock at an exercise price of $332.50 per share. The 1998 Option, by its terms, became exercisable as to 10,000 shares as of the 1998 Effective Date (as defined in Item 6), as to an additional 10,000 shares on the first anniversary of the 1998 Effective Date and as to the final 10,000 shares on the second anniversary of the 1998 Effective Date.

         Assuming the exercise in full of the 1996 Option and the 1998 Option, Mr. Meyer would beneficially own 199,158 shares of Common Stock, representing 16.4% of the outstanding Common Stock (assuming the shares issuable upon exercise of those options were outstanding for purposes of the calculation).

         Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, 16,976 shares of Common Stock held by the Meyer Foundation, and 6,771 shares of Common Stock and 56,944 shares of Class B Stock (approximately 0.6% and 24.8%, respectively, of the outstanding Common Stock and Class B Stock) held in the ESOP as of September 11, 2004, as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

         On February 9, 1998, Mr. Meyer received distributions of 3,731 shares of the Company's Common Stock from the ESOP (as defined in Item 4) because, under the terms of the ESOP, a member of the plan who attains the age of seventy and one-half years (70 1/2) and who continues in active employment with the Company becomes a recipient of the shares of stock held for his benefit by the ESOP.

         On August 26, 2004, Mr. Meyer transferred 16,976 shares of Common Stock to the Meyer Foundation, and, as a result, Mr. Meyer now has shared voting and dispositive power over such shares by virtue of being a director of the Meyer Foundation. In addition, as described under Item 4 above, as a result of his entry into the Voting Agreement on September 11, 2004, WPP may be deemed to have shared voting power with Mr. Meyer over 149,158 shares of Common Stock and 135,617 shares of Class B Stock. Mr. Meyer has sole dispositive power over 132,182 shares of Common Stock and 135,617 shares of Class B Stock.

         The aggregate number of shares of Common Stock and Class B Stock held by Mr. Meyer (including Shares issuable upon the exercise of the 1996 Option and 1998 Option), the Common Stock held by the Meyer Foundation and the Common Stock and Class B Stock held by the ESOP in the aggregate represents 60.8% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming that the shares issuable upon exercise of the 1996 Option and 1998 Option were outstanding for purposes of the calculation. The parties to the Merger Agreement contemplate that arrangements will be made to provide for pass-through voting of the Shares held by the ESOP with respect to the Merger Agreement and the transactions contemplated thereby. The aggregate number of shares of Common Stock and Class B Stock beneficially owned by Mr. Meyer which are subject to the Voting Agreement in the aggregate represents 43.5% of the votes entitled to be cast at a meeting of stockholders of the Company (excluding Shares issuable upon exercise of the 1996 Option and 1998 Option and shares of the Common Stock and Class B Stock held by the ESOP).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended by deleting the last paragraph thereof and inserting the following in lieu thereof:

         As described under Item 4 above, Mr. Meyer has entered into a Voting Agreement in connection with the Merger Agreement. In addition, in connection with the Merger Agreement, Mr. Meyer entered into an Employment Agreement with the Company and WPP (the "New Employment Agreement"), pursuant to which Mr. Meyer has agreed to exercise the 1996 Option and/or the 1998 Option if the effective time of the Merger will not occur until 2005 and to the extent sufficient to eliminate any "excess parachute payments" that he would have otherwise received in connection with the Merger. The foregoing is a summary description only and is qualified in its entirety by reference to Mr. Meyer's employment agreement, the New Employment Agreement, which is included as Exhibit 20 to this Schedule 13D, the Registration Rights Agreement, the Exchange Agreement, the ESOP, the 1996 Option Agreement, the 1998 Option Agreement, the Voting Agreement and the complete text of the Plan.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

Exhibit     Title
18.         Agreement and Plan of Merger, dated as of September 11, 2004, among
            WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc.
            (incorporated herein by reference to Exhibit 2.1 to the Grey Global
            Group Inc. Form 8-K filed with the Securities and Exchange
            Commission on September 13, 2004 (file number 000-07898)).

19.         Voting Agreement, dated as of September 11, 2004, among
            Edward H. Meyer, WPP Group plc and Abbey Merger Corporation
            (incorporated herein by reference to Exhibit 99.3 to the Grey Global
            Group Inc. Form 8-K filed with the Securities and Exchange
            Commission on September 13, 2004 (file number 000-07898)).

20.         Employment Agreement, dated as of September 11, 2004, among
            Edward H. Meyer, Grey Global Group Inc. and WPP Group plc
            (incorporated herein by reference to Exhibit 99.2 to the Grey Global
            Group Inc. Form 8-K filed with the Securities and Exchange
            Commission on September 13, 2004 (file number 000-07898)).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 2004

/s/ Edward H. Meyer
----------------
Edward H. Meyer

                                  EXHIBIT INDEX

Exhibit     Title
18.         Agreement and Plan of Merger, dated as of September 11, 2004, among
            WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc.
            (incorporated herein by reference to Exhibit 2.1 to the Grey Global
            Group Inc. Form 8-K filed with the Securities and Exchange
            Commission on September 13, 2004 (file number 000-07898)).

19.         Voting Agreement, dated as of September 11, 2004, among
            Edward H. Meyer, WPP Group plc and Abbey Merger Corporation
            (incorporated herein by reference to Exhibit 99.3 to the Grey Global
            Group Inc. Form 8-K filed with the Securities and Exchange
            Commission on September 13, 2004 (file number 000-07898)).


20.         Employment Agreement, dated as of September 11, 2004, among
            Edward H. Meyer, Grey Global Group Inc. and WPP Group plc
            (incorporated herein by reference to Exhibit 99.2 to the Grey Global
            Group Inc. Form 8-K filed with the Securities and Exchange
            Commission on September 13, 2004 (file number 000-07898)).